FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:   “2009 Full Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel: Fax:	+41 61 323 23 23 +41 61 323 24 24			John Hudson
				Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, February 5, 2010
2009 Full Year Results

Sustained cash generation, positioned for further growth

•	Sales $11 billion, up 1 percent at constant exchange rates

•	EBITDA(2) margin maintained at 21.6 percent: Seeds margin 9.5 percent

•	Earnings per share(3) $15.76, 3 percent lower

•	Earnings per share $14.62 after restructuring and impairment, unchanged

•	Free cash flow $580 million

•	2010 cash return around $750 million: maintained dividend, share repurchase

	Reported Financial Highlights			Excluding Restructuring, Impairment
	2009 $m	2008 $m	Actual %	2009 $m	2008 $m	Actual %	CER(1) %
Sales	10,992	11,624	- 5	10,992	11,624	- 5	+1
Crop Protection	8,491	9,231	- 8	8,491	9,231	- 8	- 2
Seeds	2,564	2,442	+5	2,564	2,442	+5	+13
Net Income(4)	1,371	1,385	- 1	1,478	1,540	- 4	-
Earnings per share	$14.62	$14.63	-	$15.76	$16.26	- 3	-

Mike Mack, Chief Executive Officer, said:

“In 2009 Syngenta achieved earnings close to the record level of 2008 in the face of considerable challenges including negative currency movements and higher raw material costs.  This achievement reflects our discipline in pricing, made possible by the proven value of our products to growers, and strong growth in Seeds accompanied by a significant improvement in profitability.  It also reflects our ability to restrain costs in a difficult environment and to continue generating substantial free cash flow.  Our active management of risk in Latin America and Eastern Europe also contributed to the ongoing strength of our balance sheet, and placed us in a good position to benefit from the upturn in these regions which began towards year end.  In the emerging markets of Asia Pacific, growth continued throughout the year as growers continued to invest in yield improvement.

“Strong growth in sales of new Crop Protection products and accelerating returns in Seeds attest to the success of Syngenta’s sustained investment in R&D.  We also continued to make targeted acquisitions.  Around the world we are focusing on the longer term expansion of our business, for which the fundamental drivers of population growth and evolving diets remain unchanged.”

(1)	Growth at constant exchange rates, see Appendix A.
(2)	EBITDA, a non-GAAP measure, is in regular use as a measure of operating performance and is defined in Appendix B.
(3)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(4)	Net income to shareholders of Syngenta AG.

Syngenta – February 5, 2010 / Page 1 of 34

Financial Performance 2009

Sales $11 billion

Sales at constant exchange rates (CER) increased by one percent.  Reported sales were five percent lower owing to the strength of the dollar in the first half of the year.  Crop Protection sales* were two percent lower (CER); Seeds sales increased by 13 percent (CER).

EBITDA margin 21.6 percent

EBITDA increased by nine percent (CER) to $2.4 billion.  Price increases offset higher raw material costs and Seeds profitability increased significantly as a result of portfolio improvements.

Currency movements

The impact of currencies on reported sales was particularly marked in the first half, following the substantial devaluation of emerging market currencies against the dollar towards the end of 2008.  The impact of these devaluations on operating income was partly offset by price increases.  The weakening of the dollar against all currencies in the second half resulted in a positive currency effect on fourth quarter sales.

Earnings per share $15.76

Earnings per share excluding restructuring and impairment were three percent lower owing to the adverse currency movements.  Including restructuring and impairment, earnings per share were unchanged at $14.62.

Business Highlights

Crop Protection

Crop Protection sales excluding Professional Products were one percent lower (CER) compared with a record 2008.  This demonstrates the resilience of the business in the face of lower crop prices, a shorter northern hemisphere season and weather conditions that were unfavorable for our business.  Performance was underpinned by price increases made possible by the significant value which our products offer to growers. Our discipline on price was accompanied by an estimated gain in market share, a clear testimony to the strength of our portfolio.

In Europe, Africa & the Middle East the year was characterized by a late start to the season and subsequent low disease pressure.  In addition, sales in Eastern Europe were restricted for most of the year by rigorous risk management, although the operating environment improved towards the year end.  NAFTA was also affected by a late season and low pest pressure, offset by a strong performance in cereal and soybean herbicides.  In Latin America, risk management and drought in the south of the region reduced first half sales; improved economic conditions, as well as higher commodity prices, contributed to a rebound in the second half.  In Asia-Pacific, demand was sustained throughout the year, particularly in the emerging markets, where growers continued to invest in order to improve yield.

In Selective herbicides, growth in cereals and soybean compensated for lower corn sales.  Sales of Non-selective herbicides declined owing to a significant price reduction in glyphosate in the second half of the year.  Fungicides were unchanged despite lower pest pressure in the northern hemisphere: sales in the second half registered double digit growth, as Syngenta reinforced its leading market position in a larger Latin American market.  Insecticides sales were slightly lower because of lower insect infestation in the Americas; in Asia Pacific sales showed good growth.  Seed Care also performed particularly well in Asia Pacific, with new registrations and an ongoing move towards higher value seed.    Professional Products sales were lower owing to the impact of the economic environment on the golf and horticulture markets.

*   Crop Protection sales include $71 million of inter-segment sales.

Syngenta – February 5, 2010 / Page 2 of 34

New Products:  Sales of new products (defined as those launched since 2006) increased by 32 percent to reach $308 million.  The cereal herbicide AXIAL® continued to grow in the key Canadian wheat market, where sales were up by more than 50 percent.  The fungicide REVUS® doubled sales in its main region Europe and showed significant growth in all other regions.  Following its 2008 launch in Indonesia, the insecticide DURIVO® was rolled out in a number of Asian markets with notable success in China.  Sales of AVICTA® are set to expand with a launch in 2010 on corn.  Overall the peak sales potential of new products exceeds $1.3 billion.

R&D pipeline:  Our Crop Protection pipeline has combined peak sales potential of over $2 billion.  In 2010 we will make the initial launches of INVINSA™, a unique product for crop stress protection in field crops, and of isopyrazam, a broad spectrum cereal fungicide.  The late development pipeline also includes sedaxane, a seed treatment fungicide; bicyclopyrone, a corn and sugar cane herbicide; and an insecticide cyantraniliprole.

EBITDA of $2.24 billion represented a margin of 26.4 percent (2008: 26.6 percent).  At constant exchange rates EBITDA was three percent higher with a margin of 27.8 percent.  The underlying improvement in profitability reflected the benefit of price increases in offsetting both higher raw material costs and emerging market currency devaluations.

Seeds

Seeds sales were 13 percent higher at constant exchange rates with growth in all product lines.  Price increases across the portfolio reflected value capture from new technology as well as the ability to pass on higher raw material costs.

Corn & Soybean: Syngenta has a broad geographic presence in corn, with sales evenly distributed between US and non-US markets.  In 2009, sales expanded in all regions with the exception of Latin America, where acreage was lower.  In the USA, our AGRISURE® 3000 GT proprietary triple stack seed accounted for 25 percent of the portfolio compared with 11 percent in 2008, and the proportion is expected to exceed 50 percent in 2010.  Further advances in portfolio quality will be achieved through stepping up the combination of our proprietary traits with top performing germplasm.  In soybean, solid underlying sales growth for the full year reflected price discipline and the quality of our germplasm.  In our third year in the Brazilian market, we achieved a market share of 10 percent.

Sales of Corn & Soybean in the USA benefited from a fourth quarter change in sales terms in line with industry standards.

Diverse Field Crops:  In Eastern Europe, a key area for sunflower and sugar beet, we managed risk carefully and saw an improvement in credit conditions in the course of the year.  The scope of our sunflower germplasm has been further expanded through the acquisition of Monsanto’s sunflower business, which also builds on our significant emerging market investments.  Sales of glyphosate tolerant sugar beet in the USA again showed good growth.

Vegetables:  Sales continued their record of strong growth with a focus on high value crops.  We established a significant position in the US lettuce market with the acquisition of Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc. which bring a broad range of proprietary germplasm combined with strong breeding and production capabilities.

Flowers growth reflected the consolidation of Goldsmith Seeds, Inc. and Yoder; the underlying business was affected by the impact of the economic downturn on the horticulture market.

Syngenta – February 5, 2010 / Page 3 of 34

R&D pipeline: Our global corn pipeline has peak sales potential of over $2 billion.  The near term pipeline includes Agrisure Viptera™ (MIR 162) for broad lepidoptera control and Enogen™ for improved productivity and sustainability in the manufacture of ethanol from corn.  Both traits are awaiting final USDA approval.  MIR 162 received full approval from the Brazilian authorities in November, along with the double stack Bt11xGA21.  The double stack was also approved in Argentina in December.

In April, Syngenta and Dow AgroSciences announced an agreement to cross-license their respective corn traits for commercialization within their branded seed businesses.  The agreement will allow Syngenta, from 2011, to offer its US customers multiple modes of action targeting refuge reduction and improved efficiency.

EBITDA of $244 million represented a margin of 9.5 percent (2008: 5.5 percent).  At constant exchange rates EBITDA increased by 128 percent with a margin of 11.2 percent.  The improvement reflects the transformation of our corn offer in the USA and the further development of our high margin vegetables business.  Seeds is firmly on track to achieve the targeted EBITDA margin of 15 percent in 2011.

Net financial expense

Net financial expense of $122 million was below the 2008 level of $169 million owing to the non-recurrence of fourth quarter exchange rate losses in 2008.  Interest cover remains high at 15 times.

Taxation

Further tax optimization including some non-recurring benefits resulted in an underlying tax rate of 17 percent (2008: 19 percent).  A tax rate in the low to mid-twenties is expected over the medium term.

Cash flow

Free cash flow was $580 million and demonstrated the strongly cash generative nature of Syngenta’s business.  Fixed capital expenditure of $652 million was above previous levels and included investment in capacity expansion for two major Crop Protection products.  Acquisition spend totaled $188 million.  Average trade working capital as a percentage of sales increased to 42 percent from an exceptionally low level of 37 percent in 2008 with an increase in inventories as a result of a reduced northern hemisphere season.

Balance sheet

The ratio of net debt to equity was 25 percent.  The profile of borrowings was enhanced through the issue of a €500 million Eurobond in June.  Return on invested capital at 24 percent again exceeded the 20 percent target.

Dividend and share repurchase

In the light of continuing strong free cash flow generation, the company proposes to pay a maintained dividend of CHF 6.00 per share and plans a share repurchase in 2010.  The total cash return will be around $750 million.

Syngenta – February 5, 2010 / Page 4 of 34

Outlook

Mike Mack, Chief Executive Officer, said:

“Improved conditions in emerging markets are contributing to a more positive outlook for 2010 and lead us to expect volume growth starting in the second quarter.  In Crop Protection we will build on our innovation and strong market positions in a more competitive environment; in Seeds, we expect further expansion of sales and profitability.  The benefit of lower raw material costs and favorable currency movements should offset increased growth investments and a higher tax rate, enabling us to grow full year earnings per share.  We also expect substantial free cash flow.  We are proposing to pay a maintained dividend for 2009 and also plan a share repurchase, representing a total cash return of around $750 million.”

Syngenta – February 5, 2010 / Page 5 of 34

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Selective Herbicides	2,221	2,412	- 8	-	334	349	- 4	-10
Non-selective Herbicides	1,141	1,329	-14	- 8	180	228	-21	-24
Fungicides	2,442	2,620	- 7	-	632	517	+22	+18
Insecticides	1,312	1,423	- 8	- 1	317	334	- 5	- 7
Seed Care	821	830	- 1	+4	243	208	+17	+14
Professional Products	458	527	-13	-11	141	140	+1	- 1
Others	96	90	+6	+9	35	26	+33	+31
Total	8,491	9,231	- 8	- 2	1,882	1,802	+4	+1

Selective Herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX and TOPIK®.

Sales were unchanged with broad-based price increases offsetting lower volume.  AXIAL® and TOPIK® both performed strongly on cereals in North America.  In the USA, increased soybean acreage and weed resistance resulted in a resurgence of demand for soybean herbicides.  Corn herbicide sales were lower reflecting reduced acreage and risk management in emerging markets, as well as the impact of late planting in the USA.

Non-selective Herbicides:  major brands GRAMOXONE® and TOUCHDOWN®

Sales were lower owing to price reductions for TOUCHDOWN® in the second half of the year, which were accompanied by a recovery in volume growth.  GRAMOXONE® sales were also lower with declines in Australia, due to drought, and in emerging markets.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT® and UNIX®.

Fungicides saw strong demand on rice in Asia Pacific and, in the second half, on soybean in Latin America.  REVUS® was launched in a number of new markets and sales almost doubled.  Northern hemisphere sales overall were lower due to a shorter season and reduced disease pressure.  Fungicide pricing was significantly higher and offset the decline in volume.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales were slightly lower with a lack of soybean pest pressure in the USA and Latin America.  Sales in Asia Pacific grew strongly throughout the year with in particular a successful roll-out of DURIVO®, offering growers new crop enhancement benefits.

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Seed care sales increased broadly.  The main driver was CRUISER®, where growth was volume driven with a modest increase in price, and benefited in particular from a registration in France and a new soybean application in Canada.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Professional products were affected by the economic downturn, which reduced demand in the golf and horticulture segments and led customers to purchase more cautiously.

Syngenta – February 5, 2010 / Page 6 of 34

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Europe, Africa, Mid. East	2,667	3,214	-17	- 5	455	401	+13	+2
NAFTA	2,567	2,693	- 5	-	281	338	-17	-17
Latin America	1,907	2,037	- 6	- 6	842	824	+2	+2
Asia Pacific	1,350	1,287	+5	+11	304	239	+27	+18
Total	8,491	9,231	- 8	- 2	1,882	1,802	+4	+1

Europe, Africa and the Middle East:  Sales were lower owing to a shorter season with lower disease pressure and to risk management in Eastern Europe.  Above average price increases partly offset the decline in volume.  Operating conditions in Eastern Europe improved towards the end of the year.

NAFTA:  Prices overall were higher despite pressure in the glyphosate market and offset a modest volume decline due to reduced pest pressure.  In Canada volume growth was robust as we further strengthened our market position in cereal herbicides and Seed Care.

Latin America:  Dynamic volume growth in the second half largely offset a first half decline due to drought in the south and to rigorous credit management.  The second half growth reflected greater use of technology on increased soybean acres.  Lower prices related mainly to glyphosate and to currency-related adjustments in a competitive environment.

In Asia Pacific, the farm economy proved resilient to the economic crisis.  Ample liquidity enabled growers to continue investing in yield improvement.  Syngenta strengthened its market position with broad-based growth led by innovation and the adaptation of the portfolio to local needs.

Seeds

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Corn & Soybean	1,210	1,040	+16	+21	241	82	+195	+193
Diverse Field Crops	429	462	- 7	+11	55	42	+29	+28
Vegetables	594	603	- 2	+5	133	114	+16	+13
Flowers	331	337	- 2	+5	53	48	+13	+10
Total	2,564	2,442	+5	+13	482	286	+69	+67

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Growth across all regions was led by significant increases in NAFTA and Asia Pacific. Underlying growth was augmented in the fourth quarter by a change in sales terms in the USA, implemented in alignment with industry practice.  Sales of our proprietary triple stack corn AGRISURE® 3000 GT in the USA showed a significant advance.  Soybean sales were also higher with premium pricing for our high quality germplasm.  Soybean also showed strong growth in Brazil due to the popularity of our V-Max offer.  In Asia Pacific, our leading tropical corn germplasm enabled us to outperform in a growing market.

Syngenta – February 5, 2010 / Page 7 of 34

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales increased in all regions, with Europe and NAFTA accounting for most of the business.  Sales showed solid growth in Western Europe; in Eastern Europe higher prices more than offset the impact of risk management measures on volume.  In the USA, sales of glyphosate-tolerant sugar beet continued to expand.

Vegetables: major brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera

Growth reflected the ongoing expansion of high value products in our strategic crops.  Sales growth was especially strong in Latin America and in the emerging markets of Asia.

Flowers: major brands Fischer, Goldfisch, Goldsmith Seeds, S&G®, Yoder

Growth reflected the consolidation of Goldsmith Seeds Inc. and Yoder; underlying sales were affected by the economic environment.

	Full Year		Growth		4th Quarter		Growth
Seeds by region	2009 $m	2008 $m	Actual %	CER %	2009 $m	2008 $m	Actual %	CER %
Europe, Africa, Mid. East	933	1,077	-13	+3	115	93	+24	+21
NAFTA	1,187	979	+21	+22	213	107	+100	+100
Latin America	243	216	+12	+12	87	43	+100	+100
Asia Pacific	201	170	+18	+28	67	43	+56	+49
Total	2,564	2,442	+5	+13	482	286	+69	+67

Announcements and Meetings

First quarter trading statement 2010	15 April 2010
AGM	20 April 2010
Announcement of the half year results 2010	22 July 2010
Third quarter trading statement 2010	14 October 2010

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 5, 2010 / Page 8 of 34

Syngenta Group

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto, which do not themselves contain all of the information that IFRS would require for a complete set of financial statements, are based on and are consistent with Syngenta’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as described in Note 1.

Condensed Consolidated Income Statement

For the year ended December 31, (US$ million, except share and per share amounts)	2009	2008
Sales	10,992	11,624
Cost of goods sold	(5,586)	(5,713)
Gross profit	5,406	5,911
Marketing and distribution	(1,812)	(2,039)
Research and development	(960)	(969)
General and administrative	(738)	(849)
Restructuring and impairment	(130)	(196)
Operating income	1,766	1,858
Income/(loss) from associates and joint ventures	(3)	3
Financial expenses, net	(122)	(169)
Income before taxes	1,641	1,692
Income tax expense	(267)	(307)
Net income	1,374	1,385
Attributable to:
Minority interests	3	-
Syngenta AG shareholders	1,371	1,385
Net income	1,374	1,385
Earnings per share (US$):
Basic	14.72	14.75
Diluted	14.62	14.63
Weighted average number of shares:
Basic	93,154,537	93,916,415
Diluted	93,760,196	94,696,762

All amounts relate to continuing operations.

Syngenta – February 5, 2010 / Page 9 of 34

Condensed Consolidated Statement of Comprehensive Income

For the year ended December 31, (US$ million)	2009	2008
Net income	1,374	1,385
Components of other comprehensive income:
Unrealized gains/(losses) on available for sale financial assets	(18)	9
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	72	(34)
Currency translation effects	289	(443)
Income tax relating to other comprehensive income	34	(26)
Total comprehensive income	1,751	891
Attributable to:
Minority interests	2	1
Syngenta AG shareholders	1,749	890
Total comprehensive income	1,751	891

Syngenta – February 5, 2010 / Page 10 of 34

Condensed Consolidated Balance Sheet

At December 31, (US$ million)	2009	2008
Assets
Current assets:
Cash and cash equivalents	1,552	803
Trade receivables	2,506	2,311
Other accounts receivable	558	479
Inventories	3,922	3,456
Derivative and other financial assets	156	381
Other current assets	200	190
Total current assets	8,894	7,620
Non-current assets:
Property, plant and equipment	2,738	2,188
Intangible assets	3,102	3,083
Deferred tax assets	660	514
Defined benefit pension asset	679	628
Derivative financial assets	248	152
Other non-current financial assets	375	399
Total non-current assets	7,802	6,964
Total assets	16,696	14,584
Liabilities and equity
Current liabilities:
Trade accounts payable	(2,468)	(2,240)
Current financial debt	(281)	(211)
Income taxes payable	(376)	(322)
Derivative financial liabilities	(145)	(457)
Other current liabilities	(827)	(834)
Provisions	(154)	(170)
Total current liabilities	(4,251)	(4,234)
Non-current liabilities:
Financial debt and other non-current liabilities	(3,527)	(2,869)
Deferred tax liabilities	(884)	(659)
Provisions	(879)	(921)
Total non-current liabilities	(5,290)	(4,449)
Total liabilities	(9,541)	(8,683)
Equity:
Shareholders’ equity	(7,141)	(5,884)
Minority interests	(14)	(17)
Total equity	(7,155)	(5,901)
Total liabilities and equity	(16,696)	(14,584)

Syngenta – February 5, 2010 / Page 11 of 34

Condensed Consolidated Cash Flow Statement

For the year ended December 31, (US$ million)	2009	2008
Income before taxes	1,641	1,692
Reversal of non-cash items	668	973
Cash (paid)/received in respect of:
Interest and other financial receipts	96	199
Interest and other financial payments	(380)	(150)
Income taxes	(165)	(283)
Restructuring costs	(79)	(140)
Contributions to pension plans, excluding restructuring costs	(125)	(113)
Other provisions	(81)	(108)
Cash flow before change in net working capital	1,575	2,070
Change in net working capital:
Change in inventories	(178)	(982)
Change in trade and other accounts receivable and other net current assets	55	(291)
Change in trade and other accounts payable	(33)	669
Cash flow from operating activities	1,419	1,466
Additions to property, plant and equipment	(652)	(444)
Proceeds from disposals of property, plant and equipment	33	29
Purchases of intangible assets	(97)	(118)
Purchases of investments in associates and other financial assets	(22)	(70)
Proceeds from disposals of financial assets	87	42
Net cash flows from (purchases)/disposals of marketable securities	(41)	97
Acquisitions and divestments	(188)	(144)
Cash flow used for investing activities	(880)	(608)
Increases in third party interest-bearing debt	926	986
Repayments of third party interest-bearing debt	(183)	(378)
Sale/(purchase) of treasury shares and options over own shares	(79)	(613)
Dividends paid	(494)	(452)
Cash flow from financing activities	170	(457)
Net effect of currency translation on cash and cash equivalents	40	(101)
Net change in cash and cash equivalents	749	300
Cash and cash equivalents at the beginning of the year	803	503
Cash and cash equivalents at the end of the year	1,552	803

Syngenta – February 5, 2010 / Page 12 of 34

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share holders’ equity	Minority interests	Total equity
December 31, 2007	6	3,720	(830)	(154)	532	2,748	6,022	19	6,041
Total comprehensive income				(59)	(444)	1,393	890	1	891
Share based compensation and income tax thereon			41			60	101		101
Dividends paid						(450)	(450)	(2)	(452)
Share repurchases			(683)				(683)		(683)
Cancellation of treasury shares		(143)	727		6	(590)	−		−
Other						4	4	(1)	3
December 31, 2008	6	3,577	(745)	(213)	94	3,165	5,884	17	5,901
Total comprehensive income				50	290	1,409	1,749	2	1,751
Share-based compensation and income tax thereon			27			99	126		126
Dividends paid						(493)	(493)	(1)	(494)
Share repurchases			(125)				(125)		(125)
Cancellation of treasury shares		(86)	626			(540)	−		−
Other								(4)	(4)
December 31, 2009	6	3,491	(217)	(163)	384	3,640	7,141	14	7,155

A dividend of CHF 6.00 (US$5.27) (2008: CHF 4.80 (US$4.76)) per share was paid to Syngenta AG shareholders during 2009.

Syngenta – February 5, 2010 / Page 13 of 34

Syngenta Group

Notes to Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a global crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the years ended December 31, 2009 and 2008 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  The condensed consolidated financial statements are based on and are consistent with Syngenta’s consolidated financial statements. Syngenta’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and, except as described in Note 2 below, with the accounting policies set out in the Syngenta Financial Report 2008.  The condensed consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2010.

The condensed consolidated financial statements are presented in United States dollars (US$) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Changes in accounting policies

Syngenta has adopted the following new IFRSs in 2009:

IAS 1 (revised September 2007), “Presentation of Financial Statements”. These condensed consolidated financial statements, including comparative amounts presented therein, have been presented in accordance with the revised IFRS to include an additional separate condensed consolidated statement of comprehensive income. Items presented in the condensed consolidated statement of changes in equity in previous periods as “gains/(losses) recognized directly in equity” that are components of other comprehensive income have been presented in the condensed consolidated statement of comprehensive income. These items include gains and losses on revaluation of available-for-sale financial assets and derivatives designated as cash flow hedges, and gains and losses on translating the financial statements of subsidiaries into US dollars. The condensed consolidated statement of changes in equity has been revised to present total comprehensive income and transactions with Syngenta shareholders in their capacity as shareholders. The above effects of adopting the revised IFRS are presentation changes only and do not change Syngenta’s reported results of operations, financial position or cash flow.

Syngenta – February 5, 2010 / Page 14 of 34

IAS 23 (revised March 2007), “Borrowing Costs” requires borrowing costs directly attributable to the construction of qualifying assets to be capitalized as part of the cost of those assets. Qualifying assets include property, plant & equipment constructed and intangible assets for computer software developed in projects which take more than 12 months to complete. The adoption of this IFRS did not have a material impact on Syngenta’s condensed consolidated financial statements.

IFRIC 13, “Customer Loyalty Programmes” was issued in June 2007, and requires loyalty award credits granted to customers as part of a sales transaction to be accounted for as a component of the related sale. Adoption of IFRIC 13 did not have a material impact on Syngenta’s condensed consolidated financial statements.

 “Improvements to IFRSs” issued in May 2008 amended various IFRSs pursuant to the IASB’s ‘annual improvements’ process. One amendment to IAS 41, “Agriculture”, changed the method of determining fair value less costs to sell of biological assets by removing the requirement to exclude the effect of future biological transformation from their fair value. This is relevant to the Flowers business within Syngenta’s Seeds segment. Adopting this amendment did not have a material effect on Syngenta’s condensed consolidated financial statements.

Amendments to IFRS 7, “Improving Disclosures about Financial Instruments”. The consolidated financial statements have been revised to provide the additional disclosures.

Adoption of the following new or revised IFRSs had no impact on the condensed consolidated financial statements:

•	Amendments to IAS 32 & IAS 1, “Puttable Financial Instruments and Obligations arising on Liquidation”.

•	“Vesting conditions and Cancellations”, an amendment to IFRS 2 “Share Based Payment”.

•	“Embedded Derivatives” – Amendments to IFRIC 9 and IAS 39.

•	IFRIC 15, “Agreements for the Construction of Real Estate”.

•	IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”.

•	IFRIC 18, “Transfers of Assets from Customers”.

New or revised IFRSs relevant to the Syngenta Group which Syngenta has not yet adopted, and their effective dates for Syngenta, are:

•	IFRS 3, “Business Combinations” (revised January 2008) and IAS 27 “Consolidated and Separate Financial Statements (revised January 2008) – effective January 1, 2010

•	Amendments to IAS 39, “Eligible Hedged Items” – effective January 1, 2010

•	Improvements to IFRSs issued in April 2009 – effective January 1, 2010

•	IFRIC 17, “Distributions of Non-cash Assets to Owners” – effective January 1, 2010

•	Amendments to IAS 32, “Classification of Rights issues” – effective January 1, 2011

•	IAS 24, “Related Party Disclosures” (revised November 2009) – effective January 1, 2011

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” - effective January 1, 2011

Syngenta – February 5, 2010 / Page 15 of 34

•	“Prepayments of a Minimum Funding Requirement”, amendment to IFRIC 14 - effective January 1, 2011

•	IFRS 9, “Financial Instruments” – effective January 1, 2013

With effect from January 1, 2010, Syngenta will change its accounting policy for recognizing actuarial gains and losses on defined benefit pensions and other post-employment benefits, as permitted by IAS 19, “Employee Benefits”, from the ‘corridor’ method of deferred recognition to immediate recognition in other comprehensive income.

Note 3: Business combinations, divestments and other significant transactions

2009

On August 31, 2009, Syngenta acquired from Monsanto its global hybrid sunflower seeds activities for a cash payment of US$160 million, which includes certain rights to receive services during the post-acquisition transition period. Direct acquisition costs were US$3 million. The consideration paid for Monsanto’s sunflower business in Spain will be recognized as a prepayment until Spanish competition authority approval for the transaction is granted. Goodwill of US$24 million has been provisionally recognized at December 31, 2009. Results of a professional valuation of acquired land and buildings are still awaited and the valuation of acquired seed inventories is not yet finalized. The most important factor contributing to the recognition of this goodwill is the expected value of revenue and cost synergies and other benefits from combining the acquired businesses with those of Syngenta.

During 2009, Syngenta also acquired: the 32 percent remaining minority equity interest in Koipesol Semillas S.A; 100 percent of the shares of Circle One Global Inc., a US-based biological crop protection technology business; the remaining 50 percent of the shares of Goldsmith Seeds Europe B.V., the Netherlands-based business in which Goldsmith Seeds Inc., acquired in November 2008, had a 50 percent equity interest, and 100 percent of the shares of Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., two   US-based lettuce seed companies. Because Goldsmith Seeds Europe B.V. and the two lettuce seed businesses were acquired close to the year end, all aspects of the purchase price allocation for those acquisitions are provisional. In aggregate, cash paid for the above acquisitions, excluding the Monsanto sunflower business, was US$35 million, and no material direct acquisition costs or goodwill were recognized in 2009.

2008

On November 10, 2008, Syngenta purchased 100 percent of SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired 100 percent of Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. (Yoder). Chrysanthemums are one of the top five selling pot and garden flowers in the global industry. On these three acquisitions, direct acquisition costs incurred were US$5 million, goodwill was US$13 million, cash paid to date, net of cash acquired with these businesses, is US$140 million, and total purchase price was US$139 million after a US$6 million contingent consideration adjustment. The most

Syngenta – February 5, 2010 / Page 16 of 34

important factor contributing to the recognition of goodwill on these acquisitions were the cost and revenue synergies anticipated from integrating the operations and net assets of the acquired businesses with Syngenta’s existing operations. The main adjustments made in 2009 on finalizing the purchase price allocation compared to the amounts recognized at December 31, 2008 were a US$24 million increase in property, plant and equipment to reflect professional valuations, a US$25 million increase to value inventories and biological assets at fair value less costs to sell and to record US$25 million of related deferred tax liabilities.

Following a public offer to minority shareholders of Syngenta India Limited (SIL) made during 2007, Syngenta acquired a further 1.3 percent of SIL’s share capital in January 2008.  The total shareholding of Syngenta in SIL increased to 96.3 percent.

On April 3, 2008, Syngenta acquired a 49 percent share in the Chinese company Sanbei Seeds Co Ltd, which specializes in the production and sale of high-quality, high-yielding corn seeds. The purchase price was US$36 million.

Syngenta – February 5, 2010 / Page 17 of 34

Note 4: Segmental information

2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	8,420	2,564	8	–	10,992
Segment sales – other segments	71	–	–	(71)	–
Segment sales	8,491	2,564	8	(71)	10,992
Cost of goods sold	(4,274)	(1,363)	(15)	66	(5,586)
Gross profit	4,217	1,201	(7)	(5)	5,406
Marketing and distribution	(1,260)	(542)	(10)	–	(1,812)
Research and development	(512)	(368)	(80)	–	(960)
General and administrative	(515)	(203)	(20)	–	(738)
Restructuring and impairment	(61)	(58)	(11)	–	(130)
Operating income/(loss)	1,869	30	(128)	(5)	1,766
Income from associates and joint ventures					(3)
Financial expense, net					(122)
Income before taxes					1,641
Total assets	10,379	3,582	125	2,610 (2)	16,696

2008 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	9,158	2,442	24	–	11,624
Segment sales – other segments	73	–	–	(73)	–
Segment sales	9,231	2,442	24	(73)	11,624
Cost of goods sold	(4,425)	(1,331)	(18)	61	(5,713)
Gross profit	4,806	1,111	6	(12)	5,911
Marketing and distribution	(1,474)	(555)	(10)	–	(2,039)
Research and development	(556)	(343)	(70)	–	(969)
General and administrative	(655)	(173)	(21)	–	(849)
Restructuring and impairment	(83)	(76)	(37)	–	(196)
Operating income/(loss)	2,038	(36)	(132)	(12)	1,858
Income from associates & joint ventures					3
Financial expense, net					(169)
Income before taxes					1,692
Total assets	9,782	3,087	115	1,600 (2)	14,584

All amounts relate to continuing operations.

(1) Intersegment elimination
(2) Unallocated assets

Note 5: General and administrative

General and administrative includes gains of US$23 million (2008: US$4 million) on disposals of property, plant and equipment and subsidiaries and US$109 million (2008: US$13 million) on cash flow hedges reclassified from other comprehensive income in connection with the income statement recognition of the related hedged transactions.

Syngenta – February 5, 2010 / Page 18 of 34

Note 6: Restructuring and impairment before taxes

For the year ended December 31, (US$ million)	2009	2008
Non-cash restructuring and impairment, net	23	80

Cash costs:
Operational efficiency programs	98	79
Integration and acquisition costs	28	46
	126	125

Total restructuring and impairment before taxes(1)	149	205

(1)	US$17 million (2008: US$9 million) is included within cost of goods sold and US$2 million (2008: US$nil) is included within income/(loss) from associates and joint ventures.

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation plans. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

2009

Operational efficiency cash costs of US$98 million includes US$15 million for site closure costs in NAFTA, US$18 million for further outsourcing of information systems and US$55 million for the continuation of standardization and consolidation of global back office operations across Crop Protection and Seeds.

Integration and acquisition costs of US$28 million relate mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continuing integration and synergy program of the Fischer group.

Non-cash restructuring and impairment, net includes US$17 million of reversal of inventory step-up related mainly to the Goldsmith acquisition, US$16 million of available-for-sale financial asset impairments and US$16 million of fixed asset write-offs in addition to various insignificant restructuring charges. Offsetting gains of US$9 million relate to the sale of an

Syngenta – February 5, 2010 / Page 19 of 34

available-for-sale financial asset, US$10 million to the recognition of a reimbursement receivable for a product right impairment and US$7 million to negative goodwill realized on the Goldsmith acquisition.

2008

During 2008, restructuring charges of US$19 million were incurred by Crop Protection under the Operational Efficiency program announced in 2007, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Other costs incurred under the program related to Crop Protection and Seeds and consisted mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for standardization and consolidation of back office operations.

Seeds integration costs of US$46 million related mainly to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately US$32 million.

Non-cash restructuring and impairment, net included US$17 million of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations. An additional US$17 million of impairments of intangible assets was due to accelerated amortization of a lease related to a Crop Protection development site, now closed. A further US$37 million related to impairments of available-for-sale financial assets mainly from a significant decline in the share price of Verenium (previously Diversa) Corporation. US$9 million reversal of inventory step-up included within non-cash restructuring and impairment, net related largely to the Zeraim Gedera acquisition.

Note 7: Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2009 and 2008:

For the year ended December 31, (US$ million)	2009	2008
Depreciation, amortization and impairment of:
Property, plant and equipment	249	259
Intangible assets	229	199
Financial assets	8	41
Deferred revenue and gains	(47)	–
Gain on disposal of non-current assets	(23)	(4)
Charge in respect of share based compensation	64	49
Charges in respect of provisions	159	200
Income in respect of reimbursements of provisions	(15)	(36)
Net financial expenses	122	169
(Gains)/losses on hedges reported in operating income	(81)	99
Share of net loss/(income) from associates	3	(3)
Total	668	973

Syngenta – February 5, 2010 / Page 20 of 34

Note 8: Principal currency translation rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK, the USA and India, movements in currencies impact business performance. The principal currencies and exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

		Average		Period ended December 31
Per US$		2009	2008	2009	2008
Brazilian real	BRL	2.04	1.79	1.74	2.33
Swiss franc	CHF	1.09	1.08	1.03	1.06
Euro	EUR	0.72	0.68	0.69	0.71
British pound sterling	GBP	0.65	0.53	0.62	0.69

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 9: Issuances, repurchases and repayments of debt and equity securities

2009

During 2009, Syngenta repurchased 550,000 of its own shares at a cost of US$125 million to meet future requirements of share based payment plans. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to its 2009 annual consolidated financial statements.

In June 2009, Syngenta issued a Eurobond with a principal amount of EUR 500 million, a maturity of June 2014 and a coupon rate of 4.0 percent.

2008

During 2008, Syngenta repurchased 2,615,008 of its own shares at a cost of US$683 million. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

In April and December 2008, Syngenta issued Swiss franc domestic bonds with principal amounts of CHF 500 million and CHF 375 million, maturities of April 2013 and December 2012 and coupon rates of 3.375 percent and 3.5 percent respectively.

Note 10: Subsequent events

No events occurred between the balance sheet date and the date on which these condensed consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the condensed consolidated financial statements.

Syngenta – February 5, 2010 / Page 21 of 34

SUPPLEMENTARY FINANCIAL INFORMATION

Financial Summary

	Ex Restructuring & impairment(1)		Restructuring & impairment		As reported under IFRS
For the year ended December 31, (US$ million, except per share amounts)	2009	2008	2009	2008	2009	2008
Sales	10,992	11,624	-	-	10,992	11,624
Gross profit	5,423	5,920	(17)	(9)	5,406	5,911
Marketing and distribution	(1,812)	(2,039)	-	-	(1,812)	(2,039)
Research and development	(960)	(969)	-	-	(960)	(969)
General and administrative	(738)	(849)	-	-	(738)	(849)
Restructuring and impairment	-	-	(130)	(196)	(130)	(196)
Operating income	1,913	2,063	(147)	(205)	1,766	1,858
Income before taxes	1,790	1,897	(149)	(205)	1,641	1,692
Income tax expense	(309)	(357)	42	50	(267)	(307)
Net income	1,481	1,540	(107)	(155)	1,374	1,385
Attributable to minority interests	(3)	-	-	-	(3)	-
Attributable to Syngenta AG shareholders:	1,478	1,540	(107)	(155)	1,371	1,385
Earnings/(loss) per share(US$)(2)
- basic	15.87	16.40	(1.15)	(1.65)	14.72	14.75
- diluted	15.76	16.26	(1.14)	(1.63)	14.62	14.63

	2009	2008	2009 CER(3)
Gross profit margin excluding restructuring and impairment	49.3%	50.9%	50.8%
EBITDA(4)	2,374	2,494
EBITDA margin	21.6%	21.5%	23.1%
Tax rate on results excluding restructuring and impairment	17%	19%
Free cash flow(5)	580	761
Trade working capital to sales(6)	36%	30%
Debt/Equity gearing(7)	25%	32%
Net debt(7)	1,802	1,886

(1)
For further analysis of restructuring and impairment charges, see Note 6 on page 19. Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows:  For 2009 basic EPS 93,154,537 and diluted 93,760,196; for 2008 basic EPS 93,916,415 and diluted EPS 94,696,762.

(3)	For a description of CER see Appendix A on page 28.

(4)	EBITDA is defined in Appendix B on page 28.

(5)	For a description of free cash flow, see Appendix E on page 31.

(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 31.

(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix G on page 32.

Syngenta – February 5, 2010 / Page 22 of 34

Full Year Segmental Results excluding Restructuring and Impairment

Syngenta	For the year ended December 31,
(US$ million)	2009	2008	CER %
Third party sales	10,992	11,624	+1
Gross profit	5,423	5,920	+1
Marketing and distribution	(1,812)	(2,039)	+7
Research and development	(960)	(969)	-4
General and administrative	(738)	(849)	-1
Operating income	1,913	2,063	+9
EBITDA(1)	2,374	2,494	+9
EBITDA (%)	21.6	21.5

Crop Protection (US$ million)
Total sales	8,491	9,231	-2
Inter-segment elimination	(71)	(73)
Third party sales	8,420	9,158	-2
Gross profit	4,217	4,806	-3
Marketing and distribution	(1,260)	(1,474)	+11
Research and development	(512)	(556)	+2
General and administrative	(515)	(655)	+3
Operating income	1,930	2,121	+4
EBITDA(1)	2,242	2,455	+3
EBITDA (%)	26.4	26.6

Seeds (US$ million)
Third party sales	2,564	2,442	+13
Gross profit	1,218	1,120	+18
Marketing and distribution	(542)	(555)	-3
Research and development	(368)	(343)	-11
General and administrative	(203)	(173)	-16
Operating income	105	49	+243
EBITDA(1)	244	135	+128
EBITDA (%)	9.5	5.5

Business Development (US$ million)
Third party sales	8	24	-69
Gross profit	(7)	6	-218
Marketing and distribution	(10)	(10)	-6
Research and development	(80)	(70)	-16
General and administrative	(20)	(21)	+1
Operating (loss)	(117)	(95)	-26
EBITDA(1)	(107)	(84)	-30
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 30.

Syngenta – February 5, 2010 / Page 23 of 34

Second Half Segmental Results excluding Restructuring and Impairment

Syngenta	For the six months ended December 31,
(US$ million)	2009	2008	CER %
Third party sales	4,337	4,329	+1
Gross profit	1,982	1,943	+5
Marketing and distribution	(973)	(1,055)	+8
Research and development	(512)	(509)	-1
General and administrative	(392)	(381)	-20
Operating income	105	(2)	N/A
EBITDA(1)	341	212	+58
EBITDA (%)	7.9	4.9

Crop Protection (US$ million)
Total sales	3,491	3,677	-5
Inter-segment elimination	(45)	(55)
Third party sales	3,446	3,622	-4
Gross profit	1,566	1,653	-2
Marketing and distribution	(702)	(793)	+12
Research and development	(273)	(288)	+4
General and administrative	(250)	(300)	-8
Operating income	341	272	+16
EBITDA(1)	503	436	+9
EBITDA (%)	14.4	11.9

Seeds (US$ million)
Third party sales	888	703	+29
Gross profit	452	325	+43
Marketing and distribution	(265)	(256)	-4
Research and development	(193)	(180)	-7
General and administrative	(132)	(69)	-76
Operating income	(138)	(180)	+36
EBITDA(1)	(70)	(137)	+65
EBITDA (%)	-7.8	-19.4

Business Development (US$ million)
Third party sales	3	4	-40
Gross profit	(11)	(2)	-394
Marketing and distribution	(6)	(6)	-9
Research and development	(46)	(41)	-14
General and administrative	(10)	(12)	+20
Operating (loss)	(73)	(61)	-20
EBITDA(1)	(67)	(54)	-28
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 30.

Syngenta – February 5, 2010 / Page 24 of 34

Full Year Product Line and Regional Sales

Syngenta	For the year ended December 31,
(US$ million)	2009	2008	Actual %	CER %
Crop Protection	8,491	9,231	-8	-2
Seeds	2,564	2,442	+5	+13
Business Development	8	24	-69	-69
Inter-segment elimination	(71)	(73)	-	-
Third Party Sales	10,992	11,624	-5	+1

Crop Protection
Product line
Selective Herbicides	2,221	2,412	-8	-
Non-selective Herbicides	1,141	1,329	-14	-8
Fungicides	2,442	2,620	-7	-
Insecticides	1,312	1,423	-8	-1
Seed Care	821	830	-1	+4
Professional Products	458	527	-13	-11
Others	96	90	+6	+9
Total	8,491	9,231	-8	-2
Regional
Europe, Africa and Middle East	2,667	3,214	-17	-5
NAFTA	2,567	2,693	-5	-
Latin America	1,907	2,037	-6	-6
Asia Pacific	1,350	1,287	+5	+11
Total	8,491	9,231	-8	-2

Seeds
Product line
Corn and Soybean	1,210	1,040	+16	+21
Diverse Field Crops	429	462	-7	+11
Vegetables	594	603	-2	+5
Flowers	331	337	-2	+5
Total	2,564	2,442	+5	+13
Regional
Europe, Africa and Middle East	933	1,077	-13	+3
NAFTA	1,187	979	+21	+22
Latin America	243	216	+12	+12
Asia Pacific	201	170	+18	+28
Total	2,564	2,442	+5	+13

Syngenta – February 5, 2010 / Page 25 of 34

Second Half Year Product Line and Regional Sales

Syngenta	For the six months ended December 31,
(US$ million)	2009	2008	Actual %	CER %
Crop Protection	3,491	3,677	-5	-5
Seeds	888	703	+26	+29
Business Development	3	4	-40	-40
Inter-segment elimination	(45)	(55)	-	-
Third Party Sales	4,337	4,329	-	+1

Crop Protection
Product line
Selective Herbicides	606	733	-17	-18
Non-selective Herbicides	450	590	-24	-22
Fungicides	1,086	971	+12	+12
Insecticides	639	644	-1	+1
Seed Care	429	442	-3	-1
Professional Products	233	238	-2	-4
Others	48	59	-18	-21
Total	3,491	3,677	-5	-5
Regional
Europe, Africa and Middle East	857	964	-11	-10
NAFTA	685	843	-19	-17
Latin America	1,357	1,339	+1	+1
Asia Pacific	592	531	+11	+11
Total	3,491	3,677	-5	-5

Seeds
Product line
Corn and Soybean	367	226	+62	+62
Diverse Field Crops	125	109	+15	+23
Vegetables	272	252	+8	+10
Flowers	124	116	+7	+10
Total	888	703	+26	+29
Regional
Europe, Africa and Middle East	274	266	+3	+10
NAFTA	307	206	+49	+49
Latin America	202	150	+34	+34
Asia Pacific	105	81	+30	+30
Total	888	703	+26	+29

Syngenta – February 5, 2010 / Page 26 of 34

Fourth Quarter Product Line and Regional Sales

Syngenta	4th Quarter
(US$ million)	2009	2008	Actual %	CER %
Crop Protection	1,882	1,802	+4	+1
Seeds	482	286	+69	+67
Business Development	1	2	-62	-62
Inter-segment elimination	(28)	(38)	-	-
Third Party Sales	2,337	2,052	+14	+10

Crop Protection
Product line
Selective Herbicides	334	349	-4	-10
Non-selective Herbicides	180	228	-21	-24
Fungicides	632	517	+22	+18
Insecticides	317	334	-5	-7
Seed Care	243	208	+17	+14
Professional Products	141	140	+1	-1
Others	35	26	+33	+31
Total	1,882	1,802	+4	+1
Regional
Europe, Africa and Middle East	455	401	+13	+2
NAFTA	281	338	-17	-17
Latin America	842	824	+2	+2
Asia Pacific	304	239	+27	+18
Total	1,882	1,802	+4	+1

Seeds
Product line
Corn and Soybean	241	82	+195	+193
Diverse Field Crops	55	42	+29	+28
Vegetables	133	114	+16	+13
Flowers	53	48	+13	+10
Total	482	286	+69	+67
Regional
Europe, Africa and Middle East	115	93	+24	+21
NAFTA	213	107	+100	+100
Latin America	87	43	+100	+100
Asia Pacific	67	43	+56	+49
Total	482	286	+69	+67

Syngenta – February 5, 2010 / Page 27 of 34

Supplementary Financial Information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization, restructuring and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the year ended December 31, (US$ million)	2009	2008
Net income attributable to Syngenta AG shareholders	1,371	1,385
Minority interests	3	-
Income tax expense	267	307
Financial expenses, net	122	169
Pre-tax restructuring and impairment	149	205
Depreciation, amortization and other impairment	462	428
EBITDA	2,374	2,494

Syngenta – February 5, 2010 / Page 28 of 34

Appendix C: Segmental results and inter-segment elimination excluding restructuring and impairment

For the year ended December 31, 2009 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	8,491	4,217	1,930	2,242
Seeds	2,564	1,218	105	244
Business Development	8	(7)	(117)	(107)
Total	11,063	5,428	1,918	2,379
Inter-segment elimination(1)	(71)	(5)	(5)	(5)
Total 3rd party	10,992	5,423	1,913	2,374

For the second half 2009 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	3,491	1,566	341	503
Seeds	888	452	(138)	(70)
Business Development	3	(11)	(73)	(67)
Total	4,382	2,007	130	366
Inter-segment elimination(1)	(45)	(25)	(25)	(25)
Total 3rd party	4,337	1,982	105	341

For the year ended December 31, 2008 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	9,231	4,806	2,121	2,455
Seeds	2,442	1,120	49	135
Business Development	24	6	(95)	(84)
Total	11,697	5,932	2,075	2,506
Inter-segment elimination(1)	(73)	(12)	(12)	(12)
Total 3rd party	11,624	5,920	2,063	2,494

(1)       Crop Protection inter-segment sales to Seeds.

Syngenta – February 5, 2010 / Page 29 of 34

Appendix D: Reconciliation of segment EBITDA to segment operating income

For the year ended December 31, 2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	2,242	244	(107)	(5)	2,374
Depreciation, amortization & impairment	(321)	(131)	(10)	-	(462)
Income from associates & joint ventures	9	(8)	-	-	1
Operating income excl. restructuring & impairment	1,930	105	(117)	(5)	1,913
Restructuring & impairment(2)	(61)	(75)	(11)	-	(147)
Operating income	1,869	30	(128)	(5)	1,766

For the second half 2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	503	(70)	(67)	(25)	341
Depreciation, amortization & impairment	(166)	(67)	(6)	-	(239)
Income from associates & joint ventures	4	(1)	-	-	3
Operating income excl. restructuring & impairment	341	(138)	(73)	(25)	105
Restructuring & impairment(2)	(33)	(51)	(13)	-	(97)
Operating income	308	(189)	(86)	(25)	8

For the year ended December 31, 2008 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	2,455	135	(84)	(12)	2,494
Depreciation, amortization & impairment	(334)	(82)	(12)	-	(428)
Income/(loss) from associates & joint ventures	-	(4)	1	-	(3)
Operating income excl. restructuring & impairment	2,121	49	(95)	(12)	2,063
Restructuring & impairment(2)	(83)	(85)	(37)	-	(205)
Operating income	2,038	(36)	(132)	(12)	1,858

(1)       Crop Protection inter-segment sales to Seeds.
(2)       Including reversal of inventory step-up included in Cost of goods sold.

Syngenta – February 5, 2010 / Page 30 of 34

Appendix E: Free cash flow

Free cash flow comprises cash flow from operating and investing activities, except investments in and proceeds from marketable securities. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year ended December 31, (US$ million)	2009	2008
Cash flow from operating activities	1,419	1,466
Cash flow used for investing activities	(880)	(608)
Net cash flows from purchases/(disposals) of marketable securities	41	(97)
Free cash flow	580	761

Appendix F: Period end trade working capital

The following table provides detail of trade working capital for the years ended December 31, 2009 and 2008 as a percentage of twelve-month sales:

(US$ million)	2009	2008
Inventories	3,922	3,456
Trade accounts receivable	2,506	2,311
Trade accounts payable	(2,468)	(2,240)
Net trade working capital	3,960	3,527
Twelve-month sales	10,992	11,624
Trade working capital as percentage of sales (%)	36%	30%

Syngenta – February 5, 2010 / Page 31 of 34

Appendix G: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

For the year ended December 31, (US$ million)	2009	2008
Opening balance at January 1	1,886	1,385
Debt acquired with business acquisitions and other non-cash items	(77)	127
Foreign exchange effect on net debt	-	70
Purchase/(sale) of treasury shares	79	613
Dividends paid	494	452
Free cash flow	(580)	(761)
Closing balance as at December 31	1,802	1,886

Components of closing balance:
Cash and cash equivalents	(1,552)	(803)
Marketable securities(1)	(48)	(7)
Current financial debt	281	211
Non-current financial debt(2)	3,303	2,524
Financing-related derivatives(3)	(182)	(39)
Closing balance as at December 31	1,802	1,886

(1)	Long-term marketable securities are included in other non-current financial assets. Short-term marketable securities are included in derivative and other financial assets.

(2)	Included within financial debt and other non-current liabilities.

(3)	Included within derivative financial assets and financial debt and other non-current liabilities.

The following table presents the derivation of the debt/equity gearing ratio for the years ended December 31, 2009 and 2008:

(US$ million)	2009	2008
Net debt	1,802	1,886
Shareholders’ equity	7,141	5,884
Debt/Equity gearing ratio (%)	25%	32%

Syngenta – February 5, 2010 / Page 32 of 34

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
INVINSATM	pre-harvest protection for multiple crops from drought stress
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVOTM	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
AGRISURETM	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
Fischer	Global premium flowers brand
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon
ROGERS® vegetables	leading brand throughout the Americas
S&G® flowers	global brand for seeds and young plants
S&G® vegetables	leading brand in Europe, Africa and Asia

Syngenta – February 5, 2010 / Page 33 of 34

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – February 5, 2010 / Page 34 of 34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	February 5, 2010	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes